Roy G. Hale
Certified Public Accountant

P.O. Box 2634
La Plata, Maryland 20646
301-870-3374


Shareholders and Board of Directors
The Ehrenkrantz Trust
New York, New York


     I have made an evaluation of the internal control structure of The Ehrenkrantz Growth Fund in effect at December 31, 1995. My evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

     The management of The Ehrenkrantz Growth Fund is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

     Because of inherent limitations in any internal control structure, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

     In my opinion, the internal control structure of The Ehrenkrantz Growth Fund in effect at December 31, 1995, taken as a whole, was sufficient to meet the objectives stated above insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material in relation to the financial statements.


                                                /s/ Roy G. Hale
                                                Roy G. Hale
                                                Certified Public Accountant

February 21, 1996
La Plata, Maryland